September 14, 2018

Shawn Guertin
Chief Financial Officer
Aetna Inc.
151 Farmington Ave.
Hartford, CT 06156

       Re: Aetna Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 23, 2018
           File No. 001-16095

Dear Mr. Guertin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance